UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES SIGNING LOAN AGREEMENTS WITH GAZPROMBANK

Moscow, Russia — April 29, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces signing several loan agreements with Gazprombank OAO totaling 1 billion US dollars.
Mechel OAO’s largest enterprises acted as borrowers.
In the steel division, Beloretsk Metallurgical Plant signed a loan agreement for
1.7 billion rubles (some 54 million US dollars*) and Urals Stampings Plant signed another for 1.6 billion rubles (some 50 million US dollars*). For the steelmaker the credit lines can be used with the possibility of drawing down funds during a three-year period. The maximum period for each tranche is two years with repayment at the end of such period.
In the mining division, Yakutugol Holding Company signed a loan agreement for
490 million US dollars and Southern Kuzbass Coal Company for 400 million US dollars. For the mining enterprises, the credit lines with the possibility of drawing down funds can be used for a one-year period, with a five-year repayment period for each tranche. The loans have a three-year grace period and repayment in equal quarterly installments over the last two years.
“Gazprombank is an important strategic partner for Mechel, and this deal is yet another proof of our long-term and mutually profitable cooperation. I would like to specifically note that opening these credit lines will not increase our company’s leverage while significantly decreasing the pressure on our liquidity this year, and will enable us to improve the Group’s loan portfolio structure by increasing the period of repaying loans,” Mechel OAO’s Chief Financial Officer
Stanislav Ploschenko noted.
*Based upon the Russian Central Bank exchange rate of 31.22 RUR/$ as of April
29, 2013.
***
Mechel OAO
Anton Lapin
Tel: + 7 495 221 88 88
antonlapin@mechel.ru

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 29, 2013	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO